OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

K-Lawyers, Inc.

350 Lincoln Road, Suite 3061
Miami Beach, FL 33139

www.k-lawyers.com

10000 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

K-Lawyers, Inc.

Common Stock

Summary of Terms of Investment

K-Lawyers, Inc.

350 Lincoln Road, Suite 3061, Miami Beach, FL 33139

The following summary ("Summary") outlines the terms of a proposed investment in K-Lawyers, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $100,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $10,000. After the close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is August 31, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Common Stock (the "Shares").

Stock Price: $1.00 per Share.

Number of Shares: Up to 100,000 Shares are being offered as part of this offering (out of a total of 10,000,000 authorized shares of Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 6,215,400 Common Stock issued or committed (including Convertible Notes representing 305,774 shares and unexercised warrants and options representing 881,855 shares) out of a total of 12,500,000 authorized shares (10,000,000 Common Stock and 2,500,000 Preferred A Stock).

Minimum Investment: $250 per Investor

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

K-lawyers.com is a B2B legal services platform created exclusively for lawyers, by lawyers. It is a one-stop marketplace where law firms can expand their reach, grow their practice, and improve their financial performance through working with independent freelance contract lawyers. We enable law firms to outsource their work domestically, to thousands of U.S. licensed independent lawyers and take advantage of fractional costs in comparison to in-house or temp hires access to specialties in other legal fields, full control over the task from start to finish and many other benefits. It also provides independent lawyers access to a steady stream of viable assignments and great networking potential. Our business model is based on direct relationships between law firms and independent lawyers, where the Platform provides the parties with all of the means they may need to effectively and economically manage their relationship: namely: seek, retain, work, review, approve, pay and resolve disputes. Our sales are made through marketing the marketing to as many US lawyers as we can sign up. Our fees are only 9% of the payment that an independent lawyer receives for the task, and it is very low comparing to what human resources agencies are charging for only fixing lawyers with hiring law firms.

k-lawyers.com is not employing any of the contract lawyers, nor does it intervene in any way in any step of this process. Our mission is to provide a safe, simple, economic platform to law firms and contract lawyers to transact legal assignments through the Internet. We built our Website using UI and UX techniques, so that once a law firm and a contract lawyer decide to start a relationship online, they would not leave our website for any step in the process.

Our Platform offers lawyers a fast, simple, effective and low-cost mechanism to hire contract lawyers. Hiring a contract lawyer cuts many burdening costs such as rent, equipment, benefits and overhead. Charges are made only for the actual time spent on the legal assignment, and not for coffee breaks, lunches, sick days, vacations, browsing the web, etc.

Law firms wanting to hire a contract lawyer have control over the hiring phase: they get to choose the contract lawyer, negotiate the price and the terms, and once hired, they get to oversee the work product, the time-sheet reports and to control the retainer funds pending their approval of the work.

The Market: While the pace of hiring has slowed for full-time, salaried lawyers, the numbers of lawyers who do legal work on the side while holding down other jobs is growing rapidly. Nationwide, EMSI estimates jobs for those who draw miscellaneous income as lawyers (income that isn't derived from their primary job) have grown 25% since 2009 and have more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014*). The job market for lawyers in general has seen such a slowdown in recent years to where there are fewer jobs for the growing number of law school graduates. The supply of lawyers far exceeds estimated job openings at the national level. For most states, the outlook is similar — there are between two to four graduates for every opening (*National Center for Education Statistics (IPEDS; completers of CIP 22.0101, Law) and QCEW Employees, Non-QCEW Employees & Self-Employed - EMSI 2013.4 Class of Worker*). The downturn in the lawyers' job market compelled many lawyers to start working as contract lawyers, offering their services to fellow-hiring lawyers and law firms for a reduced price, while giving up on the big $ they would have made in representing clients. Law firms are experiencing decrease in demand for their legal services. The latest 2017 Altman Weil survey on law firms in the US, which is considered the largest and the most thorough in this market and was taken amongst 386 firms, reports that 88% of law firm leaders said they have chronically underperforming lawyers. The Altman Weil Survey further reports that firms are using contract lawyers, staff lawyers and part-time lawyers in an effort to mitigate costs and improve efficiency and profitability. They also said that the stigma about the quality of contract lawyer work is gone in most firms, and clients find such strategies to be acceptable if not preferable (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).

Half of all law firms in the Altman Weil 2017 Survey said they have significantly changed their staffing strategy since the recession. **The use of contract lawyers is the top staffing tactic firms are pursuing and the most effective lawyer staffing technique.**

The use of contract lawyers allows firms to flex up and down in response to demand fluctuations without increasing overhead. The Survey summarizes this point: "A firm that has addressed the issue of underperformance and identified a cohesive and productive core partnership should certainly add contract lawyers to its toolkit if it has not already done so". (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).

The market for contract lawyers is growing rapidly. In January 2014, it was reported by Forbes that the number of lawyers who draw income from side work (those lawyers whose income is not derived from their primary job) has grown 25% since 2009, and more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014; and Emsi, The*

Oversaturated Job Market for Lawyers Continues, and On-The-Side Legal Work Grows, Joshua Wright, January 10, 2014). There is no statistical number of Contract Lawyers in the US, but our analysis of articles and information in this area shows that there are currently 115,000 active contract lawyers (part time lawyers, lawyers who work on the side, law professors, etc.) in the US, which is over 9% of all lawyers in the country. In addition, approximately 50% of all lawyers in the US are single practitioners (almost 650,000 lawyers), who could potentially act as contract lawyers on our site when they don't have enough work in the practice (*The Lawyer Statistical Report, American Bar Foundation, 2012 Edition).*

Our Product: In the past 15 months, we build a marketplace platform that allows its participants on both sides to easily and seamlessly work on legal assignments. k-lawyers.com is acting in both channels of this market: (a) Contract Lawyers Market - we intend to become the largest marketplace for contract lawyers to join and to park their "shingle" in the"virtual home base" we created for them; and (b) Hiring Lawyers/Law Firms Market –the platform is build to aid law firms and general counsel with finding and retaining the best fitting contract lawyer for each and every assignment they might have.

K-Lawyers.com platform went live in mid March 2017. Our platform is currently offering the following services and features: Secured sign up process for US lawyers; build a comprehensive resume and building an online profile; Uploading legal assignment through very simple steps; obtaining bids from pre-filtered contact lawyers; discreet assignments (assignments will not appear in a search engines); our system creates a special assignment page for each assignments with tools to control and communicate between the lawyers; Escrow system to deposit and release payments; Rating system; an online dispute resolution system

We set up a platform that provides the hiring lawyers and law firms with the feeling that they are in control of the entire process. The entire process is very personal and direct. It provides much more information and instills more confidence in comparison to any other means. We make no recommendations on our part, but rather provide the platform that allows the hiring law firms these liberties.

Although we are acting on both ends, our business model is based on collecting our fees from only one side: the contract lawyers. Our fee is enmeshed with the contract lawyer fee for good reason: We get our fees only when the contract lawyers collect their fees. We chose this business model in order to emphasize that only assignments, which were approved and are acceptable to the hiring lawyer/law firms, will be charged, not only by the contract lawyer but also by our Platform. Our loyalty is to both sides of the equation. In order to have a business flowing, the equation needs to be balanced: both parties need to be comfortable, as reliability is key in the legal market. In addition to our fee, there is another fee for transferring the payment through the escrow system. These fees which are charged and collected by the payment system, Armor Escrow, Inc., will be paid by the hiring law firm, upon transferring the funds, and their rate depends on the amount that is transferred (1.5%, 1%, 0.75%, 0.5% or 0.35% depending on the size of the transfer) and the mechanism the law firm chooses to transfer the funds (Credit Cards (3%), PayPal (2.9%), wire transfer or ACH (no charge).

Competition: In the last decade, several marketplaces appeared in the online legal services market. Most of these sites focus on the provision of limited services to clients. In most cases, they provide services mainly to clients - corporations, businesses, startups etc. Some are acting as "virtual law firm" with their own vetted lawyers, and not as a marketplace platform.

There is only one marketplace that deals solely with lawyers B2B services. This website, HireanEsquire.com, started about 6 years ago, and already has several thousands of lawyers registered.

All existing legal marketplaces provide certain or limited services in the B2B legal services market in comparison to what we are now offering, and our plans is to add more an more features to the site, while adding more interest to lawyers and law firms to join and use our Marketplace.

Other participants in this market are old-fashioned legal staffing agencies, who use the Internet only to publish their services through their website. In most instances, the only "call for action" on these sites is a call to contact these agencies through email or telephone to get more information or to hire a contract lawyer. Legal staffing agencies have been around for many years. Their mode of operation is based on gathering contract lawyers under their roof, mostly for full-time placement, and some for temporary jobs. Their fee for placement is known to be very high (20% to 45%).

Another type of competition streams from websites that advertise and promote legal work by lawyers over the Internet. These websites are open to the general public and clients in particular to hire a lawyer for legal representation or to obtain consultation. Once a client finds their lawyer, they then have to contact the lawyer through outside means like telephone or email.

A different type of competition comes from general freelance marketplaces that offer all kinds of freelancers in many different areas (computers, designers, etc), such as freelance.com or upwork.com. These websites, although they have been around for several years and have a tremendous volume of business are too general to attract lawyers to work together as they don't have all the special features that lawyers would be looking for in order to sign up and coordinate in executing a legal task.

In light of the competition, k-lawyers.com stands out as a **B2B platform (Lawyer to Lawyer)**, acting as a one-stop-shop that allows lawyers or law firms the means to easily hire contract lawyers for legal assignments. Our Platform was created by lawyers utilizing the terms and jargon of the legal market, and with mechanisms that are well known and established in the legal world. Most importantly, we do not enable or allow activities that might compete with our clients' business. Namely, no clients can hire legal representation on our site.

Marketing: Through 2 phases -

Phase 1: Signing up independent contract lawyers by using social media campaigns (Facebook, LinkedIn, Google) we need to create a network of a minimum number of lawyers who can answer any call for legal assignments. In the 2 months since our launch we have had 500 lawyers sign up, with very minimal campaigning.

Phase 2: Obtaining legal assignments through introductory meetings with small to mid sized law firms and general counsel; Initial targeting via the American Bar Association websites; targeted social media campaigns: Facebook, LinkedIn, Twitter, Google; partnerships with law schools' alumni offices; participating in State Bar Associations' events.

Liability and Litigation: Our website is a platform for lawyers that use the assistance of other lawyers, hence we are not dealing with clients, and not with attorney-client relationships. The attorney who hires another attorney on our site has a responsibility to check the work product he gets from a sub-contractor attorney that he hires. Between the two attorneys who meet on the site and transact business there might be financial disputes about the quality of the work. In cases like this both attorneys can declare a dispute, which our escrow partner, Payoneer Escrow, will try to resolve through an amicable process. Should this process fails, Payoneer Escrow will refer the matter to an arbitration.

In addition, our site has a user agreement, which applies to any lawyer or user of our site, and aims to protect the Company and the users of the site. We are protected by a cyber coverage insurance that covers cyber attacks on the site.

The team

Officers and directors

Leticia Kontoroff	Director of Customer Relation
Omer Hertz	CTO, Co-Founder
Aviv Hillo, Esq., Adv.	Founder, CEO
Adi Peleg	COO
Mary Wolff, Esq.	CSO

Leticia Kontoroff
Leticia is the Company's co-founder, lead copywriter, marketing/branding consultant, and Director Client Relations. Over two decades of experience with corporate clients has given Leticia an affinity for building key associations, forming stronger business networks, and increasing market opportunities. As lead copywriter for hundreds of websites, ranging from hi tech to finance, she has become an expert in campaign marketing and user retention. Her work has led to several award wins for high-ranking websites and has been viewed by millions worldwide. She is known for her strong ability to manage and maintain relationships, problem solving, and strategic planning. In 2013 Leticia co-founded and managed SmartCreative Copywriting Agency, a boutique copywriting agency for multinational corporate clients. From 2006 through

2013 she was lead marcom/copywriter for Coolvision Ltd., a large international web development company. After college, from 1998 through 2006, Leticia worked in finance in New York City, climbing the ranks from finance editor at a mutual fund on Wall Street, to President of a mortgage-banking firm serving the greater tri-state area.

Omer Hertz
Omer is a team leader and a software developer. Between 2014-2016 Omer co-founded and served as the CTO of Wilu, an Israeli Ad-Tech startup that helps advertisers and marketers reach new customers and opportunities. He was AXI and ACE VIP RnD team manager, PCI-Express VIP team manager, PCI-Express VIP developer at Cadence Design Systems, and DV team, mini processors at Intel Israel. He holds a BSc in Computer Science from the Ben Gurion University, Israel. Omer served as a Special Forces operator in an elite Israeli combat unit from 2002 to 2005.

Aviv Hillo, Esq., Adv.
Aviv founded the Company in 2016 and as CEO leads the Company's strategic planning efforts. He is an international business lawyer licensed to practice law in Israel and New York. His expertise is in strategy, planning, and new product development. Aviv's experience includes working as a lawyer in Israel (Shiboleth, Yisraeli, Roberts, Zisman & Yerushalmi Law Offices, Associate, 1993-1996; (Yerushalmi & Hillo Law Offices, Partner, 2004-2014); and New York City (Yerushalmi & Associates LLP, Associate, Partner), 1998-2004). Aviv is also a seasoned entrepreneur, who acted as deputy CEO, Chief Legal Officer and Director in a high-tech laser company he co-founded in Israel 9 years ago (Ariel Photonics Assembly Ltd., 2007-2014), as well as a partner in LSL PlantScience, Inc., a biotechnology seed company. He serves as Director and is also a partner in an accelerator for high-tech companies based in Miami Beach, Florida (Balance Labs, Inc., 2016-2017). Aviv was a commander in an elite unit of the Israeli military. He holds an LL.B degree from the Tel Aviv University School of Law, and an LL.M degree from the Fordham School of Law.

Adi Peleg
Adi is in charge of our development team in Israel. He is an experienced leader in the high tech industry with 14 years in project and account management roles, with strong technical background and programming experience. He acted as VP of Professional Services, and project manager at Plataine Ltd., a provider of optimization and automation software to manufacturing companies (2009-2016); Dell Inc's Account Manager (Program Manager) at Microsoft Israel (2006 to 2009; Technical Account manager (TAM) at Gteko Ltd. (2001 to 2006); Software developer engineer at Lucent (Chromatis)(1999 to 2001). In 1997 Mr. Peleg graduated from the Tel Aviv University Practical Engineering School, and in 2000 he graduated from the Software Engineering and Industrial management Program at the Tel Aviv Academic Engineering College. Adi served as a Special Forces operator in an elite Israeli combat unit from 1989 to 1994.

Mary Wolff, Esq.
Mary serves as the Chief Strategy Officer of K-Lawyers. Mary manages the technology,

the go-to-market strategy and initiatives, as long term growth plan. Mary was born and raised in St. Louis, Missouri. Upon graduating from Washington University in St. Louis, she moved to Miami to attend University of Miami School of Law, where she graduated with a J.D./LL.M. in Real Property Development. Mary has worked at Windels Marx Lane and Mittendorf in New York City as well as for two boutique law firms in Miami as a licensed Florida attorney. Prior to joining K-Lawyers, Mary was the CEO of taptl, a transparent touch-screen manufacturer, which she led through Prosper, the accelerator for women-led companies, was the catalyst behind the company's receipt of a 2015 Arch Grant (Taptl, CEO, 2014-2017). Mary co-founded and launched several online marketplaces, including Spacewolff, the online marketplace for ad space, for which she is currently is participating in Babson's WIN Lab.

Related party transactions

The Company obtained a $14,146 interest-free loan from its founder and has repaid $8,946 back during 2016.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **To date, we have no profits** We are a startup company in its early stage of operations. The website was launched during February 2017, and we are focusing on signing up lawyers to the site. Once we hit a critical mass of lawyers, we will start promoting posting assignments on the site, and start making sales. Although we expect significant profits in the future from selling our services, we are at the beginning of our operations and, naturally, have not as yet sold any products or services.
- **We have no operating history upon which we can be evaluated** We face the risks and issues associated with businesses in their early stages in a competitive environment and have no operating history on which an evaluation of our prospects can be made. You should consider our prospects in light of the risks, expenses, and difficulties we may encounter as a Startup Company in the ecommerce industry.
- **Risks Related to Our Financial Position and Capital Requirements - We anticipate that we will incur continued losses for the foreseeable future** We intend to devote substantially all of our resources to start operations of our Website, hire necessary personnel, cover the costs of our operations and market our business. Our success will depend upon, among other things, our ability to successfully promote the Website as the better method of hiring and getting hired in order that it may become the most prominent and useful marketplace for lawyers. Unanticipated problems, expenses and delays are frequently encountered in developing and marketing a unique new service to an existing industry of lawyers and law firms. These include, but are not limited to, competition (both from existing old technology and newcomers), the need to gain the legal trade's acceptance of our technology and Marketplace, regulatory

concerns, the need for sales and marketing expertise, and setbacks in the continued development of new features to our Website. As a result, we expect to incur operating losses for the foreseeable future and require additional capital to fund ongoing operations. These losses, among other things, will have an adverse effect on our stockholders' equity. If we are not able to fund our cash needs, we may not be able to continue as a going concern, and it is likely that all of our investors would lose their investment. If we are unable to obtain the necessary capital or financing to fund our cash needs it will adversely affect our ability to fund operations and continue as a going concern. Additional financing may not be available when needed or may not be available on terms acceptable to us. If adequate funds are not available, we may be required to delay, scale back or eliminate one or more of our business strategies, which may affect our overall business results of operations and financial condition.

- **We cannot assure you that we will be able to achieve or accomplish the projections of our operating results included in this offering** Our future operating results for the next five years may differ materially and we may fail to meet or exceed the projections due to risks, uncertainties and other factors, many of which are beyond our control, including but not limited to: • the level and timing of expenses for product development and sales, general and administrative expenses; • our ability to successfully enter into or maintain partnering arrangements, and the terms of those relationships; • the development of new competitive websites or services by others and competitive pricing pressures; • the occurrence of unforeseen regulations or restrictions; • changes in demand for our products; • business interruptions; • departures of executives or other key management employees; • changes in general economic, industry and market conditions; and • changes in governmental, accounting and tax rules and regulations, and other rules and regulations. Based on the above factors and other risks and uncertainties, our future operating results for these periods may differ materially from the projections included in this offering.
- **Financial condition** The Company does not generate any revenues, as it is planning to start operations during March 2017. The Company’s cost of sales is mostly its advertising and marketing costs. So far the Company did not advertise nor did it market the marketplace and its features, and the current crowdfunding raise is aimed to obtain investment that will support the Company’s marketing campaign to attract lawyers to join our marketplace. The Company is a startup entity, which started development of its marketplace in 2016. The company had no operations and no revenues so far.
- **We don’t have any patents or other intellectual property rights, except for the trademark in our name K-LAWYERS.** We did not register any patents or other intellectual property rights except for our trademark in the name we are doing business, K-LAWYERS. In our industry, online marketplaces it is unusual and almost always virtually impossible to register a patent over the platform or its features. Without patents or other intellectual property rights, we might be subject to attempts of others to copy some, and even all of our platform and features. Without patents and other intellectual property rights, it would be easier for competitors to copy our platform, our business model or some or all of

our features. Without patents or other intellectual property rights, it will be more difficult to our Company to compete with others. Trademarks are limited in their impact and provide limited protection. It is possible that competitors would find a basis to attack our trademark or to use the goodwill we may create in the name K-LAWYERS.

- **There could be other patents or intellectual property rights in existence that we could be infringing on or that will prevent us from continuing to use our website** Because our product is an Internet marketplace platform, there is a large body of prior art disclosing marketplaces similar to ours and there could exist such patent that we might be infringing in the United States. Moreover, it is possible that the holders of patents for other marketplaces that are similar to ours will sue for infringement even if our platform does not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the process may significantly and adversely affect the Company and your investment. If we lose an infringement action, we may be forced to shut down our operations or pay past damages and future royalties on our products. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **The cost of enforcing our trademark could prevent us from enforcing it** Trademark litigation could become very expensive. Even if we believe that a competitor is infringing on our trademark, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **This is a new and unproven industry** The Company is currently pre-operations, and plan to launch it activities in March 2017. As such, there is an added risk that the Company will not be able to sign up lawyers for its Website. The Company's business is to operate its new Marketplace, and it highly depends on bringing lawyers' traffic to the Website. There is an added risk that the Company will not be able to drive enough lawyers to the Website. Marketplaces for lawyers are new products that were recently introduced into the crowded field of online legal related services. Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. Lawyers are known to be very

conservative in their business approach, and it is possible that lawyers will reject the new disruption we are bringing to the market. Lawyers might prefer continuing to work with traditional human resources agencies or prefer to work in any other form to have their need in temporary or part-time legal assistance satisfied. The Company will only be able to create value if lawyers are persuaded to start hiring contract lawyers through Internet platform means. This will be a challenge and if we are unsuccessful in achieving a significant number of legal assignments executed through our platform, the value of your investment will depreciate significantly.

- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our activities. Even if we are not forced to cease our activities, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** The legal online services market is well-developed and highly competitive. There are several large and established marketplaces that provide legal services mainly to clients, but they can change their focus to add B2B services. In addition, there are well-established marketplaces that offer services of freelance professionals to anybody, clients and possibly law firms. These marketplaces can change their focus to add a professional segment for lawyers only. There are also well-established human resources entities with well-recognized brand names that provide special services to lawyers. These entities can decide to build an interactive marketplace similar to ours and move all their traffic to the Internet. If these companies are able to design a marketplace similar to ours, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs, then the value of your investment would be greatly diminished. Further, there may be other companies that are currently developing competitive platforms or marketplaces that are comparable or superior to our platform and products. We may not be able to compete successfully with our existing and future competitors.

- **Our current or future products could have a latent design flaw** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to put a hold on our website and redo some parts of it, including bugs, internet connection failures, hacking to information by third parties, failures in the integration of the escrow and payment system, and more. Being an Internet based marketplace platform exposes our main business to cyber attacks, hackers, fraud, privacy issues, and other security issues. Although we bought cyber insurance and certified our website for security protection, any of said attacks can diminish our business and cause us a devastating harm that could materially and adversely impact the value of your investment.
- **Our new marketplace could fail to achieve the level of sales we expect** Our growth projections are based on an assumption that we will be able to successfully launch our Marketplace and attract more and more lawyers to start working through our internet Platform and that it will be able to gain traction in the Marketplace at a fast growing rate. It is possible that our new Marketplace will fail to gain market acceptance for any number of reasons. If the new Marketplace fails to achieve significant legal assignment sales and acceptance in the market, this could materially and adversely impact the value of your investment.
- **We may face pricing challenges** We may discover that the optimal fees for our services are below where we can sustainably price our current low-cost services. That could drive us to reduce our fees and therefore reduce our revenues, reduce the value of the Company and significantly harm the value of your investment. Many of our growth assumptions are tied to our ability to deliver our services for a low fee. If we need to reduce our fees in order to meet the market needs, that could adversely impact the value of your investment.
- **The nature of the marketplace means there is a high likelihood we will face professional liability lawsuits** Our platform encourages lawyers to sell their services to other lawyers. These services involve provision of all legal assistance in performing legal work. Although we are acting only as a marketplace that sets two parties together, where the service provider is not under our supervision or control and we encourage the hiring lawyers to check, vet, supervise and control the work they obtain, there might be those law firms that would not be satisfied with the legal work they obtain and sue both the contract lawyer and our Website. As sales and use of our Marketplace continue to grow, we expect to face professional liability lawsuits from some lawyers who may be harmed while using the services of a contract lawyer through our Platform. If courts will accept such lawsuits, then in some cases, we may be forced to pay significant awards, and/or redesign the Marketplace to reduce such risk. These costs could bankrupt our Company, which would significantly reduce the value of your investment.
- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing following this offering. However, it is possible that lawyers will reject our marketing efforts and refrain from joining the Website and using our Platform. As a result, for that, or some other reason,

our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including backend development and website design services, marketing and advertising services, escrow and payment services, online dispute resolution mechanism, website hosting services and customer services panel. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on an online escrow and payment resource that handles all the funds that are exchanged through the provision of services on our site. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our team is comprised of seven individuals. Four of which are currently working full time for our Company, but the other three have full-time jobs to elsewhere. The risk associated with those three persons is that they cannot devote most of the time to the Company's business, and in some cases, they cannot be available to the Company's needs. To reduce this risk, the Company is seeking to raise this investment for working capital, so it can afford paying these three individuals and obtain an upgraded level of commitment to the Company's business.
- **We rely on the timely payment of accounts receivable by our lawyers, some of whom may not be paid by unsatisfied law firms** We are getting paid only when a contract lawyer gets paid, which usually happens at a later stage of the legal assignment or at the time the legal assignment is completed and the law firm is satisfied and has approved the payment. In some cases, where law firms are not

satisfied, they can dispute and hold off payment until the dispute is resolved. As long as the contract lawyer is not paid, we are not getting our fee. As a result, it is possible that we will be doing business with contact lawyers that will not get paid for their work, which will preclude us from making our revenues. A large number of legal assignments that get disputed with no ensuing payment can harm our revenues and leave us in a very bad financial state, which might curtail our growth, reduce the value of the Company and adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the comparable recent sales in our industry and other industries, the projected performance of the legal services marketplace categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.
- **It may be difficult to effect service of process and enforce judgments against directors and officers in Israel.** Several of our executive officers and/or directors are nonresidents of the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against those persons.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- K-Lawyers, LLC, 75.0% ownership, Common Stock

Classes of securities

- Common Stock: 5,027,801

Dividend Rights

Holders of our common stock are entitled to receive dividends if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably with the holders of any then outstanding shares of preferred stock, assuming conversion of all such shares of preferred stock into common stock, in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences, and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock.

- Preferred Stock: 0

The Company has authorized "blank check" Preferred Stock, which is a class of unissued shares of preferred stock whose terms and conditions may be expressly determined in the future by the Company's board of directors.

- Warrants: 881,855

The Company issued warrants/option awards to its key persons, officers, consultant and advisory board members. All options include some terms for periodic vesting within 1 to 3 years. When vested, these options awards entitle their holders to exercise them into 881,855 common stock of the Company. The Company has set aside 881,855 Common Stock to support the exercise of these options in the future.

- Convertible Notes (into Common Stock): 305,744

These Notes carry a 10% annual interest and they are automatically converted into 305,744 Common Stock upon maturity of each Note (18 months term). The holders of the Notes are not entitled to be paid back the funds, unless the Company is sold and they choose to get payment in cash rather than conversion of the Notes into stock.

Should the Company raise more funds during the term of the Notes (18 months), the holders of the Notes have certain rights to convert the Notes into the new class of Stock that will be issued to the new investor at the same valuation, or to convert into Common Stock at the basic valuation that was agreed upon in the Note ($4,000,0000).

All Common Stock issued upon conversion of the Notes have the exact same rights as any other Common Stock of the Company.

What it means to be a Minority Holder

Common Stock offered through this crowdfunding raise have voting rights.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Company' Common Stock, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. Thus far, the Company did not have a "down round". The Company raised $398,000 from "friends and family" investors during 2016, at a valuation of $4,000,000, which is lower than the valuation of this crowdfunding round.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed our campaign to sign up lawyers and law firms to the site, which we started doing so and anticipate reaching a critical mass needed to start posting legal assignments on the site and starting to produce revenues in August 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 18 months without revenue generation.

Our operations is aimed to start generating income, once we reach a total number of 1,000 lawyers' sign ups with our site. We need to have a wide basis of lawyers who might be able to bid and execute any legal assignment that will be posted on the site.

The costs associated in carrying out our business in the long run is relatively small, and we expect our profit margines to be very high in the 3rd year of operations going onward. In the first two years we will continue to develop, add new features and improve our internet platform using developers we need to hire. Our go to market plan also requires a large amount of investment in our marketing efforts, as we would have to attract more lawyers, both independent lawyer and hiring lawyers, to work with the site. Since our method is distruptive to an existing market, many efforts will be devoted to convert lawyers into active users.

We expect that in the first year of operations we will be dealing with a small number of assignments (50-100), which will help us improve the site and its performance. In the second year, our markeing efforts combined with a fast, seamless services that the platform will be offerin, will help us to attract more hiring lawyers, and obviousely more assignments will be executed (5000 - 8000 assignments). In the third and forth years, we expects that we will become a market leader for the specific type of services we are offering and the growth rate will increase exponentially.

We intend to increase the amount raised through Starengine.com very soon to $500,000. With the funds we have at our bank from our previuse raise, and the expected total raise of $500,000 we can run the Company's operations in the next 18 months, even without any income from operations during those 18 months, based on a $40,000 monthly burn rate during this period.

If we don't raise any additional funds, but for the $100,000 we are currntly raising through Startengine.com portal, we can continue the Company's operations within 18 months, based on a $19,000 monthly burn rate, which is higher than what our costs thusfar.

Financial Milestones

The company is investing in marketing and signing up lawyers and law firms to the website for the continued growth of the brand, and as a result, it is generating net losses. Management currently forecasts 2017 to 2021 revenue of $12 thousand, $400 thousand, $2.6 Million, $11.7 Million and $30 million, respectively, and believes the company will generate positive net income beginning in 2018.

Our forcast is based on analysing:

- The number of independet lawyers in the US (approximately 115,000)
- The overall number of lawyers in the US (approximately 1.3M).
- The size of the current cotnract labor work in the US legal market ($21B).

Based on our analysis we made some projections including:

- The overall number of hours independet lawyers will service hiring lawyers in the US over the next 5 years.

- The avarage hourly rate independent lawyer would charge for their services ($50 an hour)
- The market share we anticipate we will capture over the time (5% in 5 years)
- The fees the Comapny will be generating over the next 5 years (11.5% avarage)

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital through this crowdfunding offerings by increasing the offering to $500,000. Currently, the Company has enough cash in the bank to continue operations for the next 12 months, even without raising the funds through this offering. This offering is meant to assist the Company to boost its marketing campaign in order to gain additional lawyers and law firms on the website and to continue developing additional features to the marketplace.

We are raising through Startengine.com's poratal a total amount of $100,000 and we intend to increase the raise very shortly to $500,000. With the funds raised, we intend to invest the lion share of the proceeds in digital and social media marketing, and legal websites such as the American Bar Association site ($9,250 of the Minimum raise; $60,000 of the Max raise. Additionally, if we raise the maximum amount we intend to hire sales persons to have actual meetings with potential hiring lawyers to bring more paying legal assignments to the site ($12,000). In case of Max raise, we will be using $22,000 of the funds raised to hire additional developer to improve our UX and design of the site.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

The Company has over $230,000 in its bank account (5/25/2017).

We intend to increase the amount raised through Starengine.com very soon to $500,000. With the funds we have at our bank from our previuse raise, and the expected total raise of $500,000 we can run the Company's operations in the next 18 months, even without any income from operations during those 18 months, based on a $40,000 monthly burn rate during this period.

If we don't raise any additional funds, but for the $100,000 we are currntly raising through Startengine.com portal, we can continue the Company's operations within 18 months, based on a $19,000 monthly burn rate, which is higher than what our costs thusfar.

Indebtedness

The Company issued 3 Notes to its lenders/investors, which the Company may repay under "exit" or sale of the Company to these lenders/investors. In the event these notes are not repaid, upon the expiration of 18 months since their issuance, these notes, comprised of the principal amount of the loan and the accrued interest (10% per annum) will automatically convert into common stock, based on the original evaluation when issued. Therefor the existing 3 Notes are not payable to lenders by cash but rather by issuing stock at the maturity of the Notes. These Notes were aimed to provide incentive to our first investors to obatin additional stock at the maturity of the term. The only way these Notes will be payable from cash is only when the Company is sold and the new buyer will buy the Notes as if they were stock, including the additional interest that was compounded until they were paid.

Recent offerings of securities

- 2016-04-01, 4(a)(2), 237301 Common Stock. Use of proceeds: We sold 237,301 Common Stock through a "Friends and Family" round, and raised almost $225,000. We used the proceeds to build our platform: we hired staff members and developers (our CTO, COO), and a team of sub-contractors who developed the site, (upgrading the early stage site we built, wireframes, design, backend and front end work). We invented in marketing and advertising to build our campaign and to reach out to lawyers through various social media channels. We are paying for the cost of running a website (servers, supporting services, customer service, etc.). We also used the money to support regular corporate and business needs (computers, travel and lodging, and other general and administrative costs).
- 2016-05-01, 4(a)(2), 0 Convertible Notes. Use of proceeds: We raised additional funds through the "Friends and Family" round and raised additional $175,000 through Convertible Notes. These Notes carry a 10% annual interest and they are automatically converted into 305,744 Common Stock upon maturity of each Note (18 months term). The holders of the Notes are not entitled to be paid back the funds, unless the Company is sold and they choose to get payment in cash rather than conversion of the Notes into stock. On May 3, 2016, the Company issued a secured convertible promissory note in the amount of $25,000 to Mr. Josias N. Dewey. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $1,438. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money). On March 2, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Shay Ben David. The note carries a rate of 10% and is due 18 months thereafter. The note

contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $4,166. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money). On July 4, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Shay Ben David. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $2,445. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money). On September 20, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Martin S. Gans. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $1,386. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

Valuation

$5,333,545.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

We are seeking to raise $100,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital, LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 2.5% on all funds raised. We will pay Start Engine $250 if we only raise the minimum target amount and $2,500 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover all or part of the $0.5 million that we project we will need in 2017 and 2018 to market and advertise our marketplace and to attract law firms and hiring lawyers to post paying legal assignments on our site.

Use of Proceeds

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$100,000
Less: Offering Marketing Expenses		
StartEngine Fees (2.5% total fee)	$250	$2,500
Escrow Fees		
Professional Fees		
Net Proceeds	$9,750	$97,500
Use of Net Proceeds:		
Operations		
Marketing	9,750	60,000
Sales		12,000
Development		25,500
Total Use of Net Proceeds	$9,750	$97,500

The lion share of the proceeds will be invested in digital and social media marketing, and legal websites such as the American Bar Association site ($9,250 of the Minimum raise; $60,000 of the Max raise.

Of the minimum raise of $9,250 we will spend all the amount in social media channels to attract additional lawyers to sign up with our site. Of the maximum amount raised, we will increase our spending by $40,000 on advertising in social media (Facebook,

Instagram, LinkedIn and tweeter), and direct advertising channels (google) in the next 12 months and spend the remainder $20,000 on advertising on professional web pages (American Bar Association website) to attract hiring lawyers to post new assignments. Additionally, if we raise the maximum amount we intend to hire sales persons to have actual meetings with potential hiring lawyers to bring more paying legal assignments to the site ($12,000). In case of Max raise, we will be using $25,500 of the funds raised to hire additional developer to improve our UX and design of the site.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; and Any expense labeled "Travel and Entertainment". However, the Company shall not use the Proceeds to pay any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR K-Lawyers, Inc.

[See attached]

K-LAWYERS, INC.
Notes to Financial Statements
As of December 31, 2016

Note 1 – Business Organization and Nature of Operations

K-Lawyers, Inc. ("K-Lawyers" or the "Company") was incorporated on February 11, 2016 under the laws of the State of Delaware. K-Lawyers has developed a unique platform that connects law firms to independent lawyers in the US. The Company's website and offers US lawyers the ability to hire other independent US lawyers and take advantage of their freelance status. Lawyers have the ability to hire other lawyers on an assignment basis, cuts overhead and social benefits and allows them to expand their practice.

The Company leverages its team members' knowledge in the legal industry to provide some tailored services to other lawyers. The platform is free to join and members are charged only for paid transactions.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for financial information. Accordingly, they include all the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, such statements include all adjustments (consisting only of normal recurring items) which are considered necessary for a fair presentation of the balance sheet of K-Lawyers as of December 31, 2016 and the results of its operations and cash flows for the period February 11, 2016 (inception) to December 31, 2016.

Note 2 – Going Concern

The attached financial statements have been prepared assuming the Company will continue as a going concern. The Company has suffered losses from operations as a result of non-reoccurring development costs. The Company used $103,455 of cash in operating activities and as of December 31, 2016 had $300,205 in cash. Management plans to raise additional capital within the next three months that will sustain its operations. In addition, the company will begin an active marketing campaign to market its services.

Note 3 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. At December 31, 2016 the Company had no cash equivalents.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates may include those pertaining to stock-based compensation and deferred tax assets. Actual results could materially differ from those estimates.

Revenue Recognition

The Company recognizes revenue related to its professional services to its customers when (i) Contract lawyer has delivered the sought services through the platform (ii) Hiring law firm/lawyer pays the service provider (contract lawyer) for the services; (iii) the legal services price is fixed or determinable; and (iv) no dispute exist between the hiring law firm and the contract lawyer.

The Company adopted the provisions of Accounting Standards Codification ("ASC") Topic 740-10, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Management has evaluated and concluded that there is material tax positions requiring recognition in the Company's financial statements as of December 31, 2016. The Company does not expect any significant changes in its unrecognized tax benefits within twelve months of the reporting date.

The Company's policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

Net Loss Per Common Share

Basic and diluted loss per common share is computed by dividing net loss by the weighted average number of common shares and warrants from convertible debentures outstanding during the periods. The effect of shares from convertible debentures for the period February 11, 2016 (inception) to December 31, 2016, were anti-dilutive and not included in loss per share.

Stock-Based Compensation

The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For sub-contractors, the fair value of the award is re-measured on vesting dates and financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Awards granted to directors are treated on the same basis as awards granted to sub-contractors.
The Company has The Company has issued 881,885 options to its sub-contractors at a $0 exercise price. These options vest over 36 months from the date of issue.

Business Segments

The Company operates in one segment and therefore segment information is not presented.

*Advertising, Marketing and Promotional Cost*s

Advertising, marketing and promotional expenses are expensed as incurred and are included in selling, general and administrative expenses on the accompanying statement of operations. For the period February 11, 2016 (inception) to December 31, 2016, advertising, marketing and promotion expense was $1,432 in 2016.

Recently Issued Accounting Pronouncements

The Company has evaluated all new accounting standards that are in effect and may impact its condensed consolidated financial statements and does not believe that there are any other new accounting standards that have been issued that might have a material impact on its financial position or results of operations.

In March 2016, the FASB issued ASU 2016-09, *Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting*, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

In April 2016, the FASB issued ASU 2016–10 Revenue from Contract with Customers (Topic 606): identifying Performance Obligations and Licensing" .The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. Topic 606 includes implementation guidance on (a) contracts with customers to transfer goods and services in exchange for consideration and (b) determining whether an entity's promise to grant a license provides a customer with either a right to use the entity's intellectual property (which is satisfied at a point in time) or a right to access the entity's intellectual property (which is satisfied over time). The amendments in this Update are intended render more detailed implementation guidance with the expectation to reduce the degree of judgement necessary to comply with Topic 606. We are currently reviewing the provisions of this ASU to determine if there will be any impact on our results of operations, cash flows or financial condition.

The Company follows GAAP as it relates to research and development ASC 350-40-25 is quite explicit: "-1 Internal and external costs incurred during the preliminary project stage shall be expensed as they are incurred. -2 Internal and external costs incurred to develop internal-use computer software during the application development stage shall be capitalized. -3 Costs to develop or obtain software that allows for access to or conversion of old data by new systems shall also be capitalized. -4 Training costs are not internal-use software development costs and, if incurred during this stage, shall be expensed as incurred. -5 Data conversion costs, except as noted in paragraph 350-40-25-3, shall be expensed as incurred. -6 Internal and external training costs and maintenance costs during the post implementation-operation stage shall be expensed as incurred."

Note 4 – Stockholders' Equity

Authorized Capital

The Company is authorized to issue 10,000,000 shares of common stock, $0.00001 par value, and 2,500,000 shares of preferred stock, $0.00001 par value.

Note 5 – Commitments and Contingencies

Litigation, Claims and Assessments

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 6 – Convertible Debentures

On May 3, 2016, the Company issued a secured convertible promissory note in the amount of $25,000 to Mr. Josias N. Dewey. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $1,438. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

On March 2, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Shay Ben David. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $4,166. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

On July 4, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Shay Ben David. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $2,445. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

On September 20, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 to Mr. Martin S. Gans. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $1,386. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

On November 28, 2016, the Company issued a secured convertible promissory note in the amount of $50,000 Mr. Martin S. Gans. The note carries a rate of 10% and is due 18 months thereafter. The note contains a provision that in the next financing round (US$ 1,000,000 or more), the holder of the note may convert the note, including the accrued interest, into either (i) the same stock the new investor would obtain at a 25% discount, or (ii) into common stock at a valuation of $3,500,000 (pre-money). As of December 31, 2016, the accrued interest on the note is $442. The Note contains another provision that upon maturity, the note automatically converts the principal amount and the accrued interest into common stock at the original valuation ($3,500,000 pre-money).

Note 7 – Subsequent Events

Since December 31, 2016 there have been no subsequent events of any materiality effecting the Company outside of normal operations.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of the condensed results of operations and financial condition of K-Lawyers, Inc. ("K-Lawyers" or the "Company") for the twelve months ended December 31, 2016 should be read in conjunction with our condensed financial statements and the notes thereto that are included elsewhere in this Report. References in this Management's Discussion and Analysis of Financial Condition and Results of Operations to "us," "we," "our," and similar terms refer to K-Lawyers. This Report includes forward-looking statements, as that term is defined in the federal securities laws, based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as "anticipate," "estimate," "plan," "continuing," "ongoing," "expect," "believe," "intend," "may," "will," "should," "could," and similar expressions are used to identify forward-looking statements. We caution you that these statements are not guarantees of future performance or events and are subject to a number of uncertainties, risks and other influences, many of which are beyond our control, which may influence the accuracy of the statements and the projections upon which the statements are based.

Any one or more of these uncertainties, risks and other influences could materially affect our results of operations and whether forward-looking statements made by us ultimately prove to be accurate. Our actual results, performance and achievements could differ materially from those expressed or implied in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether from new information, future events or otherwise.

Overview

We were incorporated on February 11, 2016 under the laws of the State of Delaware. K-Lawyers has developed a unique platform connecting law firm to independent lawyers in the US. The Company's website offers US lawyers to hire other independent US lawyers and take advantage of their freelance status: hiring law firms can save much by cutting overhead, social benefits, they can expand their practice and more..

The Company leverages its team members' knowledge in the legal industry to provide some tailored services to lawyers. The platform is free to join and members are charged only for paid transactions.
The Company built a B2B platform created exclusively for lawyers, by lawyers. It is a one-stop-marketplace where law firms can expand their reach, grow their practice, and improve their financial performance through working with independent freelance contract lawyers.

We enable law firms to outsource their work domestically, to thousands of U.S. licensed contract lawyers and take advantage of fractional costs in comparison to in-house or temp hires, access to specialties in other legal fields, full control over the task from start to finish and many other benefits. It also provides contract lawyers access to a steady stream of viable assignments and great networking potential.

Our business model is based on direct relationships between law firms and contract lawyers, where the Platform provides the parties with all of the means they may need to effectively and economically manage their relationship: namely: seek, retain, work, review, approve, pay and resolve disputes.

k-lawyers.com is not employing any of the contract lawyers, nor does it intervene in any way in any step of this process. Our mission is to provide a safe, simple, economic platform to law firms and contract lawyers to transact legal assignments through the Internet. We built our Website using UI and UX techniques, so that once a law firm and a contract lawyer decide to start a relationship online, they would not leave our website for any step in the process.

Our Platform offers lawyers a fast, simple, effective and low-cost mechanism to hire contract lawyers. Hiring a contract lawyer cuts many burdening costs such as rent, equipment, benefits and overhead. Charges are made only for the actual time spent on the legal assignment, and not for coffee breaks, lunches, sick days, vacations, browsing the web, etc.

Plan of Operations

Our plan is to provide a variety of services to lawyers through our platform. The platform we created is unique in a sense that we provide all services and features that might be needed to employ a lawyer for a specific legal assignment: post an assignment, locate a lawyer, hire, assignment management, communication, payment and more are some of the services we provide to the lawyers who uses our platform.

At this point we are accumulating more and more lawyers, to be ready with a certain number of lawyers to provide the services some hiring lawyer/law firms might need. At present time we have over 550 lawyers and approximately 30 law firms who sign up with our website. We need to reach a critical mass of at least 1,000 to start marketing our services to hiring lawyers (law firms and general counsel) to start posting paying legal assignments on the site. We are currently signing up 15-20 lawyers a week at a very modest marketing budget, and we are planning to use some of this raise to increase our marketing efforts to sign up more lawyers at a higher conversion rate. Therefore, our small marketing campaign through social media channels (facebook, google) will be relaunched through a massive campaign upon raising more funds. However, because we have a limited budget allocated for an on-line marketing campaign, we anticipate that professionals within our professional network and personal referrals from law firms and lawyers that are satisfied with our professional services are likely to be our most significant and efficient near-term form of marketing.

We believe that we can support our operations with our full-time staff, supplemented with part-time sub-contracted professionals and service providers, as necessary. Between now and the end of 2017, we intend to formalize our relationships with these sub-contractors so that we can offer our clients turn-key business development products and services.

Our primary requirement for funding is for working capital in order to support operations and massive marketing plan.

Results of Operations

The period February 11, 2016 (inception) to December 31, 2016.

Overview

We reported a net loss of $125,212 for the period February 11, 2016 (inception) to December 31, 2016.

Revenues

For the period February 11, 2016 (inception) to December 31, 2016, we generated no revenue.

General and administrative expenses

General and administrative expenses were $10,697 for the period February 11, 2016 (inception) to December 31, 2016.

Interest expense

Interest expense for the period February 11, 2016 (inception) to December 31, 2016 was $14,146, which was attributable to the 18-month convertible loans provided by several individuals.

Liquidity and Capital Resources

Liquidity

We measure our liquidity in a number of ways, including the following:

	December 31, 2016
Cash	$300,205
Working capital	$270,277

The proceeds from this offering will increase our working capital in $100,000, and if we continue at the same pace, the entire funds from the offering and the money in the bank should suffice to secure 18 months of operations without raising more funds. However, we intend to increase this offering to $500,000, and use the total proceeds to advanced the company's plans and activities to additional lawyers and legal markets.

Investment Agreements – Convertible Debenture

On July 6, 2016, the Company entered into a subscription agreement (the "Subscription Agreement") with Ms. Silvia Beatriz Brykman ("Investor") whereby Investor purchased 67,943 common stock in consideration for $48,000. The Company also issued Investor the stock at $0.71 per share.

On April 4, 2016, the Company entered into a subscription agreement (the "Subscription Agreement") with MNT Investments Ltd., ("Investor") whereby Investor purchased 67,943 common stock in consideration for $50,000. The Company also issued Investor the stock at $0.74 per share.

On April 4, 2016, the Company entered into a subscription agreement (the "Subscription Agreement") with Technology Network Group (T.N.G.) Ltd. ("Investor") whereby Investor purchased 101,915 common stock in consideration for $75,000. The Company also issued Investor the stock at $0.74 per share.

Availability of Additional Funds

Except for the monthly fees to our team members (CTO, COO), as described elsewhere in this Annual Report, we currently do not have any material commitments for capital expenditures. We are actively pursuing new lawyers relationships. Even if we were to add a new lawyers(s), due to our current lack of a diversified client base, there could be temporary imbalances between cash receipts and cash operating expenditures, which means that we may need additional capital. Since we are promoting a new platform for lawyers, it might take some time to start seeing some revenues from our activities.

The Company has other sources of capital available from its existing investors. In addition, the Company is planning to increase its offering herein to $500,000.

As of December 31, 2016, the Company had working capital of $270,277. The Company's cash flow used in operating cash flows was $103,455 for the period February 11, 2016 (inception) to December 31, 2016. As discussed in Note 6 of the financial statements, the Company has raised $225,000 in the debt financing. In addition, the Company is working to manage its current liabilities while it continues to make changes in operations to further improve its cash flow and liquidity position. Based upon subsequent debt financing and the Company's current cash flow projections, management believes the Company will need additional capital resources to meet projected cash flow requirements for the next twelve months.

During the period February 11, 2016 (inception) to December 31, 2016, our sources and uses of cash were as follows:

Net Cash Used in Operating Activities

We experienced negative cash flow from operating activities for the period February 11, 2016 (inception) to December 31, 2016 in the amount of $103,455. The net cash used in operating activities was primarily due to cash used to fund a net loss of $125,213 adjusted for non-cash expenses of $24,726.

Net Cash used in Investing Activities

During the period February 11, 2016 (inception) to December 31, 2016 the Company purchased $2,965 of office equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities during the period February 11, 2016 (inception) to December 31, 2016 was $403,660 related to $222,980 of proceeds from convertible note payable from related parties offset by the repayment of $3,800 of short term advances from related parties. In addition, we received $225,000 for a convertible debenture (See Note 6 in the Financial Statements)

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

There are no material changes from the critical accounting policies.

Recent Accounting Standards

We have implemented all new accounting standards that are in effect and may impact our financial statements and do not believe that there are any other new accounting standards that have been issued that might have a material impact on our financial position or results of operations.

Functional Controls, Lack of Audit Committee and Segregation of Duties

Because of the Company's limited resources, there are limited controls over information processing.

The Company does not have an audit committee and therefore there is no independent review and independent oversight over the Company's financial reporting.

There is an inadequate segregation of duties consistent with control objectives. Our Company's management is composed of a small number of individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation, we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties. Management will reassess this matter at end of the fiscal year to determine whether improvement in segregation of duty is feasible.

Accordingly, as the result of identifying the above material weakness we have concluded that these control deficiencies resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and are intrinsic to our small size. Management believes these weaknesses did not have a material effect on our financial results and intends to take remedial actions upon receiving funding for the Company's business operations.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

K-Lawyers is pending **StartEngine Approval.**



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0
Investors

$0.00
Raised of $10K - $100K goal

K-Lawyers

K-Lawyers

Contract to Expand

Small OPO Miami Beach, FL
Business to Business
Accepting International Investment

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As More Lawyers Go Freelance, Firms Need a Staffing Platform

Invest in K-Lawyers

k-lawyers.com **is a breakthrough B2B platform designed to be a game-changer for the legal market**. It allows law firms of all sizes the ability to expand their legal practice by entrusting their excess workload to U.S. licensed freelance, independent contract lawyers, whose costs are fractional in comparison to in-house or temp hires. This system allows law firms to grow exponentially, without any assumed risk, and keeps legal outsourcing domestic, creating jobs for lawyers within the U.S.

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The economic benefits to law firms are massive. Not only can law firms hire and have work completed online on an hourly or per project basis with no overhead but, our marketplace allows law firms requiring assistance in specialized legal areas in which they are lacking, to hire independent lawyers to supplement the law firms' abilities in specific cases.

Our platform was designed for lawyers by lawyers, with every possible safeguard in mind, including the most desirable feature, a system allowing law firms to rate independent lawyers' performance and increase freelance lawyers' marketability. We've also added timesheets, draft viewing, an escrow system, and other functions to make the process as smooth as possible.

We built our website to be comprehensive and full service, usi specific UI and UX techniques, to keep law firms and freelance-independent lawyers, who decide to start an online interaction, from ever

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having to go outside the site for any step.

Our business model is based on direct relationships between law firms and freelance lawyers, where the platform provides the parties with all of the means they may need to effectively and economically manage their relationship, namely: seek, retain, work, review, approve, pay and resolve disputes.

We believe that, with the rapid adoption of technology in all business areas, the practice of law, although conservative in nature, is bound to follow the trend of modernization; in turn, changing dramatically how the law will be practiced in the years to come.

Aviv Hillo, Esq., Adv. - Founder and CEO

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Investment

$1.00/share | When you invest you are betting the company's future value will exceed $5.4M.

K-Lawyers is determined to introduce its platform to the legal world, and to make the practice of law easier, smoother and more economic.


Meet Your Most Powerful Legal Partner
expand your practice effortlessly
K-Lawyers
Contract to Expand

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K-Lawyers is **Built For Modern Law Firms**


K-LAWYERS
LAWYER PROFILE
Aviv Hillo
Employment History :


Mr. AVIV HILLO

- Our prototype was launched in June 2016.
- We spent another 4 months **improving the user experience design (UX) and our user interface design (UI).**
- We launched our beta site in November 2016 and ran it for 60 days to **fix bugs, crashes, and other problems.**
- We launched a full working site on March 15, 2017, and started recruiting lawyers to the site.
- Our team has launched a full operating platform, with all features working seamlessly. **So far we have over 600 lawyers who h[illegible] signed up.**
- We plan on launching a marketing campaign on July 1, 2017 to begin a massive campaign to recruit lawyers and law firms from all over the US.

K-Lawyers is **Simple**


K-Lawyers
How It Works
Sign In
Sign Up
Contract Lawyers — Smarter, Easier
We're a platform for virtual collaboration between law firms and independent US-licensed attorneys
Join Us to Expand Your Practice Effortlessly
Sign Up for Free Now
free for law firms and beta testers
Watch the Video

Post an Assignment

Confidentially raise your case.


LAW

Select the Best Proposal

Weigh your options.



Monitor Your Project

Make it official!



Tell us what you need done and we'll match you with qualified attorneys in your jurisdiction.

Choose the lawyer with the best rate and experience for your project.

Easily track projects, review timesheet, approve work, and send secure payments.

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K-Lawyers is **One-of-a-Kind**

Our platform offers lawyers a fast, simple, effective and low-cost mechanism to hire freelance independent lawyers. Hiring an independent freelance lawyer cuts many burdening costs such as rent, equipment, benefits and overhead. Charges are made only for the actual time spent on the legal assignment, and not for coffee breaks, lunches, sick days, vacations, browsing the web, etc.

US Lawyers Only

Choose from thousands of U.S. lawyers.

Confidential Listings

No middleman needed.

Fast, Secure Payment

An escrow account assures payment is safe.

Full Task Management

Resolve Disputes Directly in the System

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The platform provides independent lawyers with a professional podium with which they can present themselves to retaining lawyers or law firms means of detailed resumes, personal videos, writing samples, conflict of interest questionnaires, ratings and reviews. Hiring lawyers/law firms can retain independent lawyers based on an hourly rate or a project rate (flat fee for a defined project), they can review the timesheets and drafts of the work product at any time, and intervene with the job through the website's messaging system as they see fit.

If a disagreement arises, the platform provides an online dispute resolution mechanism. K-Lawyers.com has set up a secure environment to hire an independent lawyer over the Internet by securing the retainer payment for the independent lawyer assignment and ensuring that payment is remitted to the independent lawyer only upon the retaining firm's approval. The One-Stop-Marketplace contains the entire relationship between the hiring lawyers/law firms and the independent lawyers.

Advantages

- Post any legal task, large or small
- Choose from thousands of US lawyers for help on an assignment
- Utilize filters to find the best match for your legal task
- Greatly reduce the cost of doing business - no overhead in employing independent freelance lawyers
- Pay a fraction of the commissions that HR agencies charge
- Hire directly without a middleman
- Get tons of information about the candidates: resume, profile, personal video, recommendations, writing samples, rating, reviews
- Control the entire engagement through a dedicated Assignment Page created by our system
- Secure payments in an escrow account
- Review drafts of the legal task, time sheets and expense reports online
- Communicate with the freelance lawyer through our messaging system
- Independent lawyers present themselves directly, without middleman involvement



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Less Full-Time Jobs Means More Contract Lawyers

While the pace of hiring has slowed for full-time, salaried lawyers, the numbers of lawyers who do legal work on the side while holding down other jobs is growing rapidly. The job market for lawyers in general has seen such a slowdown in recent years to where **there are fewer jobs for the growing number of law school graduates.** The supply of lawyers far exceeds estimated job openings at the national level. For most states, the outlook is similar — there are between two to four graduates for every opening (*National Center for Education Statistics (IPEDS; completers of CIP 22.0101, Law) and QCEW Employees, Non-QCEW Employees & Self-Employed - EMSI 2013.4 Class of Worker*). Nationwide, EMSI estimates jobs for those who draw miscellaneous income as lawyers (income that isn't derived from their primary job) have grown 25% since 2009 and have more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014*).



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The downturn in the lawyers' job market **compelled many lawyers to start working as contract lawyers,** offering their services to fellow-hiring lawyers and law firms for a reduced price, while giving up on the big $ they would have made in representing clients. Law firms are experiencing decrease in demand for their legal services. The latest 2017 Altman Weil survey on law firms in the US, which is considered the largest and the most thorough in this market and was taken amongst 386 firms, reports that law firms are using contract lawyers, staff lawyers and part-time lawyers in an effort to mitigate costs and improve efficiency and profitability. They also said that the stigma about the quality of contract lawyer work is gone in most firms, and clients find such strategies to be acceptable if not preferable (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).



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Half of all law firms in the Altman Weil 2017 Survey said they have significantly changed their staffing strategy since the recession. **The use of contract lawyers is the top staffing tactic firms are pursuing and the most effective lawyer staffing technique**.

The use of contract lawyers allows firms to flex up and down in response to demand fluctuations without increasing overhead. The Survey summarizes this point: **"A firm that has addressed the issue of underperformance and identified a cohesive and productive core partnership should certainly add contract lawyers to its toolkit if it has not already done so"**. (*The Altman Weil 2017 Survey on Law Firms in Transition, The Altman Weil Flash Survey, page iii*).

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The market for contract lawyers is growing rapidly. In January 2014, it was reported by Forbes that **the number of lawyers who draw income from side work** (those lawyers whose income is not derived from their primary job) **has grown 25% since 2009,** and more than doubled since 2001 (*Forbes, The Job Market For Lawyers: Side Work on the Rise Amid Continuing Glut of New Grads, January 10, 2014; and Emsi, The Oversaturated Job Market for Lawyers Continues, and On-The-Side Legal Work Grows, Joshua Wright, January 10, 2014)*. There is no statistical number of Contract Lawyers in the US, but our analysis of articles and information in this area shows that there are currently 115,000 active contract lawyers (part time lawyers, lawyers who work on the side, law professors, etc.) in the US, which is over 9% of all lawyers in the country. In addition, approximately 50% of all lawyers in the US are single practitioners (almost 650,000 lawyers), who could potentially act as contract lawyers on our site when they don't have enough work in the practice (*The Lawyer Statistical Report, American Bar Foundation, 2012 Edition)*.

Market - Size and Validation



Active US Lawyers 2015
Revenues
115,000**
Independent Lawyers
Total US Legal Market 2015
$ 292B*3
*1
52%
48%
625,000
Solo Practitioners
Lawyer to Lawyer Niche 2015
675,705
Lawyers in Law Firms
$ 21B*4

Total Active US Lawyers 2015 1,300,705*2

*1 The Lawyer Statistical Report, American Bar Foundation, 2012 Edition
*2 American Bar Association, 2015 National Lawyer Population Survey
*3 *4 According to 2016 IBISWorld Law Firms Market Research Report
** Based on our analysis of articles and information. There is no formal research supporting this number.

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Law Firms Need a Better Staffing Platform for Contractors

Benefits of Outsourcing

Outsourcing can have a direct impact on law firm's profits and client satisfaction. Independent attorneys **offer at least seven potential advantages:**

(i) allowing small firms to become full-service firms;
(ii) leveling the playing field vis-à-vis large-firm competition;
(iii) producing better results, even in the firm's areas of expertise;
(iv) freeing up time for rainmaking and growing the practice;
(v) providing a testing ground for potential permanent staff;
(vi) serving as a personnel cushion; and (vii) providing an alternative to hourly rate billing.

The myth that law firms must overcome is that independent attorneys are by definition inferior to permanent staff, but the contrary is true. **These attorneys are often high-caliber legal professionals possessing greater expertise regarding the relevant project than their permanent counterparts.** They may be former practicing partners with extensive experience in the subject area, who are now happy to provide the same services at a lower cost. The types of projects independent attorneys can handle range from document review to trials, from acquiring public companies to writing memoranda of law. Any work a law firm attorney can do, an independent attorney can be hired to do.

Billions Spent on Legal Contracting

The market for independent lawyers is rapidly growing. According to the latest IBIS World Report, **the annual spend on legal contract labor in the US is $21 Billion.** In January 2014 it was reported by Forbes that the number of lawyers who draw income from side work (those lawyers whose income is not derived from their primary job) has grown 25% since 2009, and more than doubled since 2001. There is no statistical number of independent lawyers in the U.S., but our analysis of articles and information in this area shows that there are currently 115,000 active independent lawyers (part-time lawyers, lawyers who work on the side, law professors, etc.) in the U.S., which is over 9% of all lawyers in the country! In addition, almost 50% of all lawyers in the U.S. are solo practitioners (almost 650,000 lawyers), who could potentially carry out work as independent lawyers on our site.

Main Market Competitors

Our main competitors are LPOs, Legal Process Outsourcing providers. These are legal support companies that provide legal support services to law firms. LPOs are either (i) local, when they provide staffing support by U.S. lawyers, or (ii) "offshoring", where some of the legal support is by foreign lawyers (from India, the Philippines, South America, etc.), or (iii) a combination thereof (local and offshoring). All LPOs utilize the same modus operandi: they have websites that provide information about their services, while hiring is done outside the website through emails, phone calls, and probably through fax machines. LPOs, or "legal staffing agencies" as they are traditionally referred to, have been around for many years. Their mode of operation is based on gathering independent lawyers under their roof, mostly for full-time placement, and some for temporary jobs. **These agencies act as an "interested middleman" who tends to recommend their more profitable temp lawyers.** These temps are usually sent to the hiring law firm's physical office for a week or more, even if the amount of work assigned is not enough to fill several days on the job. Agencies' temp lawyers usually need a workplace, computer, parking space, coffee breaks, lunch breaks, etc.

There are ample websites that provide legal services to clients. While this segment of the market is growing, we are not competing with these sites, as we aim to provide our services in the B2B niche of the legal market.



Our Team



Join Us in a Great Arrangement!



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February 2016

Registered Our Delaware Company

We created a marketplace with our new company and began raising funds from Friends & Family.

November 2016



Launching our Beta Site

We launched our beta site for testing, running the escrow system, ratings, and more

March 2017



Website Full Launch

The full platform was launched to the general public

Present

K-Lawyers Launches on StartEngine!

Our Company seeks $1M from everyday investors.

July 2017



Plans to Launching a Marketing Campaign

The platform has been built, allowing us to start launching our marketing campaign and bring thousands of lawyers and law firms to our marketplace

August 2017



We Hope for a $100,000 Raise on StartEngine!

Next stop: a marketing campaign to bring more companies and lawyers to our platform.

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In the Press

Medium YAHOO! FINANCE

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Meet the Founder



Aviv Hillo, Esq., Adv.

Founder, CEO

Aviv founded the Company in 2016 and as CEO leads the Company's strategic planning efforts. He is an international business lawyer licensed to practice law in Israel and New York. His expertise is in strategy, planning, and new product development. Aviv's experience includes working as a lawyer in Israel (Shiboleth, Yisraeli, Roberts, Zisman & Yerushalmi Law Offices, Associate, 1993-1996; (Yerushalmi & Hillo Law Offices, Partner, 2004-2014); and New York City (Yerushalmi & Associates LLP, Associate, Partner), 1998-2004). Aviv is also a seasoned entrepreneur, who acted as deputy CEO, Chief Legal Officer and Director in a high-tech laser company he co-founded in Israel 9 years ago (Ariel Photonics Assembly Ltd., 2007-2014), as well as a partner in LSL PlantScience, Inc., a biotechnology seed company. He serves as Director and is also a partner in an accelerator for high-tech companies based in Miami Beach, Florida (Balance Labs, Inc., 2016-2017). Aviv was a commander in an elite unit of the Israeli military. He holds an LL.B degree from the Tel Aviv University School of Law, and an LL.M degree from the Fordham School of Law.

And the Rest of the Team



Leticia Kontoroff

Director of Customer Relation

Leticia is the Company's co-founder, lead copywriter, marketing/branding consultant, and Director Client Relations. Over two decades of experience with corporate clients has given Leticia an affinity for building key associations, forming stronger business networks, and increasing market opportunities. As lead copywriter for hundreds of websites, ranging from hi tech to finance, she has become an expert in campaign marketing and user retention. Her work has led to several award wins for high-ranking websites and has been viewed by millions worldwide. She is known for her strong ability to manage and maintain relationships, problem solving, and strategic planning. In 2013 Leticia co-founded and managed SmartCreative Copywriting Agency, a boutique copywriting agency for multinational corporate clients. From 2006 through 2013 she was lead marcom/copywriter for Coolvision Ltd., a large international web development company. After college, from 1998 through 2006, Leticia worked in finance in New York City, climbing the ranks from finance editor at a mutual fund on Wall Street, to President of a mortgage-banking firm serving the greater tri-state area.



Omer Hertz

CTO, Co-Founder

Omer is a team leader and a software developer. Between 2014-2016 Omer co-founded and served as the CTO of Wilu, an Israeli Ad-Tech startup that helps advertisers and marketers reach new customers and opportunities. He was AXI and ACE VIP RnD team manager, PCI-Express VIP team manager, PCI-Express VIP developer at Cadence Design Systems, and DV team, mini processors at Intel Israel. He holds a BSc in Computer Science from the Ben Gurion University, Israel. Omer served as a Special Forces operator in an elite Israeli combat unit from 2002 to 2005.



Dr. Neta-li Goettlib, Esq.

Advisory Board

Neta-li is our consultant on business development matters. She is using her extensive experience in the US legal market to assist the Company in accessing more lawyers and opportunities. Dr. Gottlieb is an experienced lawyer with an extensive business background, licensed to practice law in Israel and New York. After completing her law and business degrees, Dr. Gottlieb worked for the Israeli Ministry of Defense before moving on to run her own law office in Tel-Aviv, Israel. After obtaining her Masters and Ph.D. in law from the University of Chicago Law School and becoming an expert on certain soft IP matters, she joined Proskauer Rose, a top international law firm, in its NYC headquarters as a corporate lawyer focusing on M&A, Tech and Media (2008-2012). She then served as in-house general counsel for an internationally renowned luxury consumer goods company that retained over 1,000 employees and held locations in over 40 countries (Elie Tahari Ltd., General Counsel, 2012-2014). Today, Dr. Gottlieb represents and assists middle-market and emerging-growth companies in an array of industries, including, high-tech, support services, medical devices, fashion, toys and other consumer goods in both legal and business capacities. She also joined Cleanly, an on-demand app for laundry and dry cleaning service in NYC (Cleanly, Legal and Business Board Advisor, 2013-present).



Adi Peleg

COO

Adi is in charge of our development team in Israel. He is an experienced leader in the high tech industry with 14 years in project and account management roles, with strong technical background and programming experience. He acted as VP of Professional Services, and project manager at Plataine Ltd., a provider of optimization and automation software to manufacturing companies (2009-2016); Dell Inc's Account Manager (Pro Manager) at Microsoft Israel (20 2009; Technical Account manager (TAM) at Gteko Ltd. (2001 to 2006); Software developer engineer at Lucent (Chromatis) (1999 to 2001). In 1997 Mr. Peleg graduated from the Tel Aviv University Practical Engineering School, and in 2000 he graduated from the Software Engineering and Industrial management Program at the Tel Aviv Academic Engineering College. Adi served as a Special Forces operator in an elite Israeli combat unit from 1989 to 1994.



Moshe Raines

Advisory Board, Co-Founder

Moshe is the Company's co-founder and another member of the Company's Advisory Board. He assists the Company on strategic matters, and advising on Internet platforms, marketplaces and other high tech trends. Moshe is an early pioneer in Mobile Internet and wireless telecommunications products and services. Until recently he was the chairman of Suny Communications Ltd., a publicly traded company, and Samsung Mobile's official distributor in Israel (2016-2017). Before that, he was CBDO of PowerMat Technologies Ltd., a global leader in developing and manufacturing wireless power solutions (2011-2016). Moshe is a board member at AirFuel Alliance, a wireless charging organization. Moshe was VP Business Development at SanDisk Corporation (NASDAQ) (2007-12); VP Business Development at Flash M-Systems Inc. (NASDAQ)(2004-07); Founder and CEO of Seaside Software, a Flash Memory Enterprise Caching software company (2000-04); Founder and Board member at Tidhar Ltd., one of Israel's leading real estate developers (2004-5); Founder and Board Member at Vecton Ltd., an



Mary Wolff, Esq.

CSO

Mary serves as the Chief Strategy Officer of K-Lawyers. Mary manages the technology, the go-to-market strategy and initiatives, as long term growth plan. Mary was born and raised in St. Louis, Missouri. Upon graduating from Washington University in St. Louis, she moved to Miami to attend University of Miami School of Law, where she graduated with a J.D./LL.M. in Real Property Development. Mary has worked at Windels Marx Lane and Mittendorf in New York City as well as for two boutique law firms in Miami as a licensed Florida attorney. Prior to joining K-Lawyers, Mary was the CEO of taptl, a transparent touch-screen manufacturer, which she led through Prosper, the accelerator for women-led companies, was the catalyst behind the company's receipt of a 2015 Arch Grant (Taptl, CEO, 2014-2017). Mary co-founded and launched several online marketplaces, including Spacewolff, the online marketplace for ad space, for which she is currently is participating in Babson's WIN Lab.



Martin S. Gans

Advisory Board

Marty is a member of the Company's Advisor board and he consults the company on financing matters. He is an experienced private equity investor for the past 14 years. He was the founder and chairman of LSL Biotechnologies, Inc., a biotechnology company that introduced the first commercial long shelf life tomato in the world (1993-2007). He was a general partner in Touche Ross and Co. (Deloitte). Marty obtained his MBA degree in Accounting and Financing from Northwestern University - Kellogg School of Management, and his BBA in Accounting and Finance from the University of Miami.



David Sapir, Adv.

Advisory Board

David is the Company's co-founde member of the Company's Advisory Board. He assists the Company on strategic planning and advising on human resource markets. He has been a lawyer in Israel for over 26 years. He is currently the CEO of a management and staffing company in Israel with approximately 4,000 employees (Natoon Management Ltd., CEO, 2015-2017). Previously, and for almost 20 years, he was acting CEO, VP of Operations, legal advisor and a Board Member for of Yakhin Hakal Ltd., one of Israel's largest real estate owners and developers (1995-2014).

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international defense electronics company. Moshe served as an officer in an elite Israeli combat unit.

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Offering Summary

K-Lawyers, Inc.

Common Stock

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Summary of Terms of Investment

K-Lawyers, Inc.

350 Lincoln Road, Suite 3061, Miami Beach, FL 33139

The following summary ("Summary") outlines the terms of a proposed investment in K-Lawyers, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $100,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $10,000. After the close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is August 31, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

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Instrument: The investment instrument is Common Stock (the "Shares").

Stock Price: $1.00 per Share.

Number of Shares: Up to 100,000 Shares are being offered as part of this offering (out of a total of 10,000,000 authorized shares of Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 6,215,400 Common Stock issued or committed (including Convertible Notes representing 305,774 shares and unexercised warrants and options representing 881,855 shares) out of a total of 12,500,000 authorized shares (10,000,000 Common Stock and 2,500,000 Preferred A Stock).

Minimum Investment: $500 per Investor

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; and Any expense labeled "Travel and Entertainment". However, the Company shall not use the Proceeds to pay any expense that is for the purposes of inter-company debt or back payments.

Offering Details

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the “Accredited Investor” and “Offering Memorandum” exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

Long Version Video Script:

In this rapidly evolving legal market, contract lawyers are quickly becoming the superheroes...

All of them with their own special powers, or areas of expertise.

When your company needs immediate expert support, contract lawyers are always available... and ultra-efficient!

They come in, save the day... and they're gone.

We only call them when we need them... and lately, we've been needing them a lot more.

That's why we, at K-Lawyers.com, have created a platform that allows law firms, big and small, to effortlessly harness this superhero power for themselves. On K-lawyers, firms can directly engage and hire thousands of contract lawyers, track their progress, secure payments through an escrow system, and much more ... and ALL of it on one user-friendly platform!

Our platform gives you full access and lets you thoroughly vet our contract lawyers: You'll find comprehensive resumes, recommendations, writing samples, and even personal videos. Conflict of interest check? Yeah, we've got that part covered too.

K-lawyers is super easy to use, and it's totally free to join.

Whether you need to increase your firm's areas of service, engage special or local counsel, or just need an extra set of hands, K-lawyers.com can provide you with the resources to dramatically expand or streamline your practice.

K-lawyers.com is a new marketplace created by lawyers, for lawyers.

Come contract to expand with us.

Short Version Video Script:

Contract lawyers are quickly becoming superheroes, with their special powers or areas of expertise.

K-Lawyers is a marketplace connecting contract lawyers with law firms nationwide.

It allows you to showcase yourself directly to hiring law firms and gives you total control over scheduling, rates, types of assignments, and workload.

You can work 10 hours a week, or 100. Do multiple projects, or just one. It's really all up to you.

With thousands of legal assignments from all over the US - and a trusted escrow system - all you do is set up your price, get the assignment, and start working.

K-Lawyers is a discreet, confidential environment. Your name will never appear on an outside search engine.

k-lawyers is a new marketplace created for lawyers, by lawyers.

If you haven't joined us yet, sign up now.

It's absolutely free. You have nothing to lose, and everything to gain.

Come contract to expand with us!

STARTENGINE SUBSCRIPTION PROCESS (**Exhibit** E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.
- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.